UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021

Commission File No. 001-39730

VISION MARINE TECHNOLOGIES INC.

(Translation of registrant’s name into English)

 730 Boulevard du Curé-Boivin

Boisbriand, Québec, J7G 2A7, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

Changes in Company’s Certifying Accountant.

(1)	Previous Independent Registered Public Accounting Firm

(i)	On August 13, 2021, Vision Marine Technologies Inc. (the “Company”) dismissed its independent registered public accounting firm, BDO Canada LLP.

(ii)	The reports of BDO Canada LLP on the financial statements of the Company for the fiscal years ended August 31, 2020 and 2019 and the related statements of operations and comprehensive income (loss), changes in stockholders’ equity (deficit), and cash flows for the fiscal years ended August 31, 2020, 2019 and 2018 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

(iii)	The decision to change the independent registered public accounting firm was recommended and approved by the board of directors of the Company.

(iv)	During the Company’s most recent fiscal year ended August 31, 2020 and through August 13, 2021, the date of dismissal, (a) there were no disagreements with BDO Canada LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of BDO Canada LLP, would have caused it to make reference thereto in its reports on the financial statements for such years and (b) there were no “reportable events” that would be required to be described under Item 16F(a)(1)(v) of Form 20-F in connection with the Company’s annual report on Form 20-F, except that, in connection with the preparation of the Company’s financial statements as of August 31, 2020 management identified a material weakness in its internal controls as described in Item 15(b) of the Company’s Annual Report on Form 20-F for the year ended August 31, 2020. This material weakness has not been remediated as of August 13, 2021.

(v)	On August 25, 2021, the Company provided BDO Canada LLP with a copy of this Current Report and has requested that it furnish the Company with a letter addressed to the U.S. Securities and Exchange Commission stating whether it agrees with the above statements. A copy of such letter is attached as Exhibit 16.1 to this Current Report on Form 6-K.

(2)	New Independent Registered Public Accounting Firm

On August 13, 2021, the board of directors of the Company approved the dismissal of BDO Canada LLP and appointment of Ernst & Young LLP as its new independent registered public accounting firm to audit and review the Company’s financial statements. During the two most recent fiscal years ended August 31, 2020 and 2019 and any subsequent interim periods through the date hereof prior to the engagement of Ernst & Young LLP, neither the Company, nor someone on its behalf, has consulted Ernst & Young LLP regarding:

(i)	either: the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and either a written report was provided to the Company or oral advice was provided that the new independent registered public accounting firm concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or

(ii)	any matter that was either the subject of a disagreement as defined in paragraph 304(a)(1)(iv) of Regulation S-K or a reportable event as described in paragraph 304(a)(1)(v) of Regulation S-K.

Attached as Exhibit 99.1 is our press release of August 24, 2021 entitled “Vision Marine is gearing up to unveil its superlative E-Motion™ Fully Electric Powertrain matched with the iconic Bruce 22 at Lake of the Ozarks Shootout.”

The information contained in Exhibit 99.1 to this Current Report on Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section or Sections 11 and 12(a)(2) of the Securities Act of 1933, as amended.

Exhibits

Exhibit No.	Exhibit
16.1	Letter from BDO Canada LLP addressed to the U.S. Security Exchange Commission
99.1	Press Release, dated August 24, 2021

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VISION MARINE TECHNOLOGIES INC.

Date: August 30, 2021	By:	/s/ Kulwant Sandher
	Name:	Kulwant Sandher
	Title:	Chief Financial Officer